Filed by TriQuint Semiconductor, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RF Micro Devices, Inc.

Commission File No.: 000-22511

Date: February 24, 2014

February 24, 2014

Greetings,

This morning we announced that TriQuint and RFMD have entered into a definitive merger agreement. The combination will create a new leader in RF solutions for mobile, infrastructure, and aerospace/defense. We believe the combination will create new growth opportunities in three large global markets (mobile devices, network infrastructure, and aerospace/defense) with scale advantages, innovative new products, and a greatly improved operating model.

The new company will continue the long legacy of being a premier supplier of critical RF technologies to the infrastructure market, and drive state of the art capabilities in support of our strategic partners with market-leading products and services.

The new company will have a shared leadership team. Ralph Quinsey, the current TriQuint CEO, will serve as Non-Executive Chairman and Bob Bruggeworth, the current RFMD CEO, will serve as Chief Executive Officer.

I am truly excited about the opportunities this combination brings to customers, employees and shareholders. The combined company brings together a world class set of capabilities and an RF market scale which customers can depend upon.

I plan to call your office today to address your questions, but please feel free to call me at any time.

Regards,

James Klein

Vice President

Infrastructure and Defense Products

TriQuint

500 W Renner Road
Richardson, TX 75080-1324
triquint.com	972.994.8200

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed Business Combination, a newly-formed holding company under RFMD (“HoldCo”) will file with the SEC a Form S-4 (the “Registration/Joint Proxy Statement”) which will include a registration statement and prospectus with respect to HoldCo’s shares to be issued in the Business Combination and a joint proxy statement of TriQuint and RFMD in connection with the Business Combination. The definitive Registration/Joint Proxy Statement will contain important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION/JOINT PROXY STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. The Registration/Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed by HoldCo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration/Joint Proxy Statement from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration/Joint Proxy Statement from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com.

Participants in the Solicitation

RFMD, TriQuint and HoldCo and their respective directors, executive officers and various other members of management and employees may be deemed to be participants in the solicitation of proxies from RFMD’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TriQuint or RFMD security holders in connection with the proposed Business Combination will be set forth in the Registration/Joint Proxy Statement when it is filed with the SEC. Information about TriQuint’s directors and executive officers is set forth in TriQuint’s Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2013, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 21, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate web site at www.triquint.com. Information about RFMD’s directors and executive officers is set forth in RFMD’s Proxy

Statement on Schedule 14A for its 2013 Annual Meeting of Shareholders, which was filed with the SEC on June 28, 2013, and its Annual Report on Form 10-K for the fiscal year ended March 30, 2013, which was filed with the SEC on May 24, 2013. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com. Additional information regarding the interests of these potential participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the Registration/Joint Proxy Statement and the other relevant documents filed with the SEC when they become available.